SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QuantumScape Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Jagdeep Singh

1730 Technology Drive

San Jose, California 95110

(408) 452-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

February 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSON Jagdeep Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,345,727(1)(2)
	8	SHARED VOTING POWER 16,243,449(2)(3)
	9	SOLE DISPOSITIVE POWER 14,345,727(1)(2)
	10	SHARED DISPOSITIVE POWER 16,243,449(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,589,176(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(4)(5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 1,527,074 shares of Class A common stock, 2,216,303 shares of Class B common stock, 8,998,273 shares of Class A common stock issuable upon exercise of options and 1,604,077 shares of Class A common stock issued or issuable upon the vesting of restricted stock units (“RSUs”) directly held by Jagdeep Singh. All 8,998,273 options to purchase shares of Class A common stock are exercisable within 60 days of the date hereof. A portion of the RSUs vest each quarter and a portion of the RSUs vest upon achievement of certain performance milestones, subject to Jagdeep Singh’s continued service as of each vesting date. In the event of a change in control, if Jagdeep Singh’s employment is terminated by the Issuer without cause or if Jagdeep Singh resigns for “good reason” within twelve months following such event, then 100% of any unvested shares shall immediately vest.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3)

Consists of 972,978 shares of Class A common stock and 9,208,063 shares of Class B common stock directly owned by Jagdeep Singh & Roshni Singh, trustees of the Singh Family Trust UDT dated October 3, 1996 (“UDT Trust”), and 6,062,408 shares of Class A common stock held in trusts in which Mr. Singh’s family members are beneficiaries (the “Trusts”). Jagdeep Singh shares voting and dispositive power over the UDT Trust and the Trusts.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by Jagdeep Singh by (b) the sum of (i) 429,687,172 shares of Class A common stock outstanding as of October 20, 2023, as reported in the Issuer’s Quarterly Report on Form

CUSIP No. 74767V109

10‑Q filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2023, (ii) 11,424,366 shares of Class B common stock, (iii) 8,998,273 shares of Class A common stock issued or issuable upon exercise of options, and (iv) 1,905,436 shares of Class A common stock issuable upon the vesting of RSUs outstanding as of October 20, 2023. The aggregate number of shares of Class B common stock beneficially owned by Jagdeep Singh as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Jagdeep Singh.

(5)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 59,874,114 shares of Class B common stock outstanding as of October 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023, including the 11,424,366 shares of Class B common stock beneficially owned by Jagdeep Singh as set forth in footnotes “(1)” and “(3)” above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

CUSIP No. 74767V109

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of the undersigned (the “Reporting Person”), to amend the Schedule 13D filed with the SEC on December 7, 2020 (the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D. This Amendment No. 1 constitutes a late filing due to inadvertent administrative error.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(c) Present principal occupation: Effective February 15, 2024, the Reporting Person is retiring as Chief Executive Officer of the Issuer but will continue as Chairman of the board of directors of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by and supplemented with the information set forth on Schedule A hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by and supplemented as follows:

(d) Effective February 15, 2024, the Reporting Person is retiring as Chief Executive Officer of the Issuer but will continue as Chairman of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 30,589,176 shares of Class A common stock, on an as if converted, exercised and/or issued basis, or 6.8% of the Issuer’s outstanding shares of Class A common stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 429,687,172 shares of Class A common stock outstanding as of October 20, 2023 plus 22,328,075 shares from the as if converted, exercised and/or issued shares of Class B common stock, options and RSUs as of October 20, 2023. All of Jagdeep Singh’s 8,998,273 options to purchase shares of Class A common stock are exercisable within 60 days of the date hereof. A portion of the RSUs vest each quarter and a portion of the RSUs vest upon achievement of certain performance milestones, subject to Jagdeep Singh’s continued service as of each vesting date. In the event of a change in control, if Jagdeep Singh’s employment is terminated by the Issuer without cause or if Jagdeep Singh resigns for “good reason” within twelve months following such event, then 100% of any unvested shares shall immediately vest.

(b) Jagdeep Singh has sole voting and dispositive power with respect to 1,527,074 shares of Class A common stock, 2,216,303 shares of Class B common stock, 8,998,273 shares of Class A common stock issuable upon exercise of options and 1,604,077 shares of Class A Common Stock issuable upon the vesting of RSUs, respectively. Jagdeep Singh shares voting and dispositive power with respect to (i) 972,978 shares of Class A common stock and 9,208,063 shares of Class B common stock beneficially owned by UDT Trust, and (ii) 6,062,408 shares of Class A common stock held in trusts in which Mr. Singh’s family members are beneficiaries.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the common stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

CUSIP No. 74767V109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Jagdeep Singh

By:	/s/ Jagdeep Singh
Name:	Jagdeep Singh

CUSIP No. 74767V109

Schedule A

The following table sets forth changes in the Reporting Person’s beneficial ownership, as previously disclosed in the Form 3 and Form 3/A filed by the Reporting Person with the SEC on December 7, 2020, and July 26, 2021, respectively, and in the Form 4s filed by the Reporting Person with the SEC on April 8, 2021, May 21, 2021, June 3, 2021, July 26, 2021, August 11, 2021, August 19, 2021, November 18, 2021, December 9, 2021, February 18, 2022, May 19, 2022, August 18, 2022, November 18, 2022, February 17, 2023, March 8, 2023, April 21, 2023, May 18, 2023, August 18, 2023, August 24, 2023, November 20, 2023 and December 26, 2023.

Date	Event / Transaction	Aggregate No. of Shares Beneficially Owned as of such Date(1)	Beneficial Ownership Percentage(2)
November 25, 2020	The Closing of the Business Combination.	35,289,214	15.9%
April 6, 2021	The Reporting Person sold 257,552 shares of Class A common stock to cover tax obligations on the release of RSUs.	35,031,662	14.4%
May 19, 2021	The Reporting Person sold 131,185 shares of Class A common stock to cover tax obligations on the release of RSUs.	34,900,477	12.0%
May 21, 2021	A pro-rata in-kind distribution of 1,597 shares of Class A common stock was made by KPCB XIV and KPCB XIV FF to UDT Trust without consideration.	34,902,074	12.0%
July 22, 2021	Each of Benedikt F. Prinz 2019 Trust Dated June 17, 2019 and Marie Helene Prinz 2019 Trust Dated June 17, 2019, of which the Reporting Person was a trustee, converted 250,000 shares of Class B common stock into 250,000 shares of Class A common stock, respectively.	34,902,074	12.0%
August 9, 2021	A pro-rata in-kind distribution of 1,592 shares of Class A common stock was made by KPCB XIV and KPCB XIV FF to UDT Trust without consideration.	34,903,666	10.4%
August 17, 2021	The Reporting Person sold 136,641 shares of Class A common stock to cover tax obligations on the release of RSUs.	34,767,025	10.3%
September 2021	The Reporting Person was removed as a trustee of Benedikt F. Prinz 2019 Trust Dated June 17, 2019 and Marie Helene Prinz 2019 Trust Dated June 17, 2019.	32,085,861	9.6%
November 16, 2021	The Reporting Person sold 147,972 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,937,889	9.0%
December 7, 2021	A pro-rata in-kind distribution of 1,588 shares of Class A common stock was made by KPCB XIV and KPCB XIV FF to UDT Trust without consideration.	31,939,477	9.0%
February 16, 2022	The Reporting Person sold 127,281 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,812,196	9.0%

CUSIP No. 74767V109

Date	Event / Transaction	Aggregate No. of Shares Beneficially Owned as of such Date(1)	Beneficial Ownership Percentage(2)
May 17, 2022	The Reporting Person sold 132,507 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,679,689	8.6%
August 16, 2022	The Reporting Person sold 139,128 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,540,561	8.4%
November 16, 2022	The Reporting Person sold 145,513 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,395,048	8.2%
February 16, 2023	The Reporting Person sold 153,375 shares of Class A common stock to cover tax obligations on the release of RSUs.	31,241,673	8.1%
March 6-8, 2023

For estate planning purposes, each of Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020 and Roshni Singh 2020 Annuity Trust A dated September 1, 2020 converted 2,188,411 shares of Class B common stock into 2,188,411 shares of Class A common stock, respectively, and then transferred such shares to trusts in which Mr. Singh’s family members are beneficiaries. The Reporting Person exercised options to purchase 2,010,874 shares of Class B common stock. The Reporting Person converted 1,135,153 shares of Class B common stock into shares of Class A common stock and sold such shares to cover estimated taxes and costs associated with the exercise of expiring options.

		30,106,520	7.9%
April 21, 2023	RSUs issuable for 1,000,000 shares of Class A common stock were issued to the Reporting Person.	31,106,520	8.1%
May 16-18, 2023	The Reporting Person sold 173,534 shares of Class A common stock to cover tax obligations on the release of RSUs.	30,932,986	7.8%
August 16-17, 2023	The Reporting Person sold 170,856 shares of Class A common stock to cover tax obligations on the release of RSUs.	30,762,130	7.6%
August 22-23, 2023	The Reporting Person sold 7,698 shares of Class A common stock to cover tax obligations on the release of RSUs. The Issuer granted RSUs issuable for 13,675 shares of Class A common stock.	30,768,107	7.6%
November 16-17, 2023	The Reporting Person sold 181,032 shares of Class A common stock to cover tax obligations on the release of RSUs.	30,587,075	6.8%
December 26, 2023	The Reporting Person received a pro-rata in-kind distribution of 2,101 shares of Class A common stock by KPCB XIV and KPCB XIV FF to UDT Trust without consideration.	30,589,176	6.8%

CUSIP No. 74767V109

(1) Represents the aggregate number of shares of Class A common stock and Class B Common Stock beneficially owned by Jagdeep Singh.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and Class B Common Stock beneficially owned by Jagdeep Singh by (b) the sum of (i) the number of shares of Class A common stock outstanding, as reported in the Issuer’s public filings with the SEC immediately prior to the applicable date, (ii) shares of Class B common stock beneficially owned by Jagdeep Singh, (iii) shares of Class A common stock issuable upon exercise of options beneficially owned by Jagdeep Singh, (iv) shares of Class B common stock issuable upon exercise of options beneficially owned by Jagdeep Singh, and (v) shares of Class A common stock issuable upon the vesting of RSUs beneficially owned by Jagdeep Singh. The aggregate number of shares of Class B common stock beneficially owned by Jagdeep Singh as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Jagdeep Singh.